

By Electronic Mail

November 16, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
        Issuer CIK: 0001592900
        Issuer File Number: 333-195493/811-22961
        Form Type: 8-A12B
        Filing Date: November 16, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated October 19, 2022, from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Alpha Architect High Inflation and Deflation ETF (HIDE)

In order to facilitate timely listing, the Exchange requests acceleration of registration of this security under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications